13013484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-65167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 32nd Fl
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clive Holmes (212) 209-8895
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE SILVERFERN GROUP, INC.

FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

THE SILVERFERN GROUP, INC.

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Silverfern Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. (the "Company") at December 31, 2012 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HEADQUARTERS:
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 • Fax (516) 256-3510
An Independent Firm Associated with Moore Stephens International Limited
Offices in Manhattan
and North Carolina
www.grassicpas.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2013

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$	69,058
Due from affiliate		349,000
TOTAL ASSETS	$	418,058

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - accounts payable	$	12,555
STOCKHOLDER'S EQUITY		
Common Stock, no par value, 20,000 shares authorized:		
1,600 shares issued and outstanding		696,000
Accumulated deficit		(290,497)
TOTAL STOCKHOLDER'S EQUITY		405,503
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	418,058

The accompanying notes are an integral part of this financial statement.

THE SILVERFERN GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

Note 1 - Organization

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated in New York in 2001. The Company provides investment banking and related financial advisory services to institutional clients and certain other investors. It operates out of an office in the New York City metropolitan area.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Income Taxes

The Company is subject to federal, state and local income taxes on its taxable income. No currently payable income taxes were incurred in 2012 due to the net loss. Deferred income tax assets or liabilities are established for temporary differences between financial reporting and income tax accounting and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely (see Note 3).

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. At the date of adoption and through December 31, 2012, this accounting standard has had no effect on the Company's financial statements.

Note 3 - Income Taxes

No current or deferred income tax expense was recognized in 2012. Gross and net deferred tax assets at December 31, 2012 are comprised of the following:

Federal	$ 17,659
State and local	44,752
	62,411
Valuation Allowance	(62,411)
Net deferred tax assets	$ -

At December 31, 2012, the Company has recorded a deferred tax asset of $62,411. A full valuation allowance has been recognized against these deferred tax assets as the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, estimation of which is not reasonably possible.

The deferred tax valuation allowance increased by $11,144 during 2012, due to the increase of net operating loss carryforwards in the current year. The Company has approximately $163,000 of net operating loss carryforwards available for federal income tax purposes and $260,000 available for state and local income tax purposes. These carryforwards expire through 2032.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2009. The years 2009 to 2012 remain subject to examination by taxing authorities.

Note 4 - Concentrations

The Company maintains all of its cash in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

During 2012, one client represented 35% of total revenue.

Note 5 - Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $56,503, which exceeded its requirement by $51,503.

Note 5 - Regulatory Requirements (continued)

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 6 - Commitments and Contingencies

The Company is obligated under an operating lease for office space expiring in 2014. The lease is being paid by an affiliate, The Silverfern Group Mgmt, LLC ("SGM"), based on a management service agreement (Note 7). At December 31, 2012 the future annual rental payments under the lease aggregate $339,275 as follows: 2013: $214,279; 2014: $124,996.

Note 7 - Related Party Transactions

The Company's office space is secured by a letter of credit from a bank, obtained by the Company's sole shareholder.

The Company has entered into a management service agreement with SGM. The agreement calls for SGM to provide the Company with employees, and property and equipment to fulfill its day-to-day operations. In addition, the Company has also entered into agreements with another affiliate and a related party to provide consulting and management services on specific engagements of the Company.

Due from affiliate represents amounts advanced for future expenses.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2012 through the date of this financial statement, which is the date this financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.